United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_____.)

Press Release
Signature Page

Vale approves Securities Trading Policy
Rio de Janeiro, January 19, 2011 — Vale S.A. (Vale) announces that its Board of Directors approved the new Vale’s Securities Trading Policy, which replaces the current policy approved on November 13, 2002.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SHARE TRADING POLICY
INTRODUCTION
Vale S.A. (Vale) strongly believes it is praiseworthy to have its employees, directors and officers holding interest within Vale.
The decision to invest one’s savings over the long term in the securities issued by Vale, including stock and their derivatives, and/or debt securities, reflects commitment to and confidence in Vale’s future.
However, speculation in Vale-issued securities by its employees, officers and directors produces the opposite effect. The use of privileged information in the course of speculation in the Vale’s securities, or for any other purpose, is illegal and detrimental to Vale and its shareholders, directors and officers and employees.
1. SCOPE AND PURPOSE
1.1. The purpose of Vale’s Securities Trading Policy (“Trading Policy”), developed in accordance with Instruction No. 358/02 issued by the Brazilian Securities and Exchange Commission (CVM) and Vale’s Code of Ethical Conduct, is to promote the responsible trading of the securities issued by Vale, or related to them, eliminating any presumption of the inappropriate use of information relating to a Material Event or Fact (Ato ou Fato Relevante) about Vale (“Privileged Information”). An Ato or Fato Relevante is an event or a fact that may significantly influence: (i) the market price of securities issued or guaranteed by Vale or (ii) the decisions of investors to purchase, sell or retain such said securities, or to exercise any rights they may have regarding such securities.
1.2. This Trading Policy also aims to promote compliance with the laws and regulations of the United States of America and Hong Kong, where Vale’s shares are traded in stock markets in form of ADRs and HDRs, respectively, which prohibit insider trading/dealing (the use of privileged information for private benefit), included herein the use of tipping (furnishing of privileged information to third parties for their own benefit).
1.2.1 For purposes of the laws and rules of United States of America, a person engages into practices of (i) insider trading if he purchases or sells securities holding relevant information not publicly disclosed (material non-public information) that has been obtained or used in breach of one’s duty of trust and confidence, and (ii) tipping, by providing such information to a third party who uses it to commit insider trading.
1.2.2 For purposes of the laws and rules of Hong Kong, a person engages in practices of insider trading when, in possession of material non-public information, trades or encourages third parties to trade with securities issued by Vale, or in case it provides such information to third parties, knowing, or expecting, that they will trade with Vale’s securities.
1.3. The Trading Policy applies to: Vale itself; its controlling shareholder, Valepar S.A. (Valepar); the representatives of the shareholders of Valepar S.A.; the members of the Board of Directors of Valepar S.A.; the members of the Board of Directors of Vale; the members of the Fiscal Council of Vale; the members of the Advisory Committees of the Board of Directors of Vale; the executive officers, global officers, departmental officers, general managers, executive coordinator, coordinator, managers, and other employees who are privy to privileged information as a result of their position or function in Vale or its controlled companies.

1.4. Publicly traded companies that are controlled by Vale shall adopt this Trading Policy and apply, where applicable, the prohibitions and other restrictions established herein.
1.5. All persons included in item 1.3 above shall be referred to, whether jointly or individually, as Affected Persons.
1.6 The prohibitions contained in this Trading Policy comprehend any acquisition, divestiture or transfer of securities issued or guaranteed by Vale.
1.7. The rules established in this Trading Policy shall also apply in all cases in which Affected Persons engage in trading for their direct and/or indirect benefit through the use, for example, of:
(a) companies in which they have direct or indirect control;
(b) third parties with whom the Affected Persons enter into a management agreement (Contrato de Gestão), trust agreement (Fideicomisso) or asset management agreement (Contrato de Administração de Carteira de Investimentos em Ativos Financeiros);
(c) attorneys-in-fact or agents; or
(d) spouses from whom the Affected Persons are not legally separated (separados judicialmente); unmarried partners (companheiros), minor child and any dependents declared in an annual income tax return).
1.8.The restrictions listed in item 1.7 above do not apply to trading carried out through investment funds in which the Affected Persons are shareholders, provided that:
(a) the investment funds are open, non-exclusive funds; and
(b) the trading decisions of the investment fund manager are not influenced by the fund’s shareholders.
1.9 The Affected Persons shall also ensure, as far as possible, whenever prevented form trading, that natural persons or corporate entities mentioned in item 1.7, also abstain to do so.
1.10 The present Trading Policy also applies to any director or officer that may, by any chance, be discharged of duty before the public disclosure of a business or fact started within their term of office, and shall extend for the term of six months after its disengagement.
2. THIRD-PARTY INFORMATION
2.1. Affected Persons shall also be prohibited from trading securities issued by Vale if they are aware of the existence of material non-public information related to any other company that may affect the price of such securities as indicated in item 1 above, including subsidiaries, competitors, suppliers and customers of Vale.

3. BLACKOUT PERIOD
3.1. In addition to the prohibitions on trading set forth in CVM Instruction No. 358/02, the Affected Persons shall not engage in the trading of securities issued by Vale and the publicly traded companies it controls:
(a) during the period that extends from thirty (30) days prior to the disclosure or publication of the quarterly or annual financial statements of Vale to 2 (two) days after such disclosure or publication;
(b) during the period between and including the decisions of the shareholders of Valepar (i) to modify Vale’s share capital through stock issuances (subscrição de ações), (ii) to approve a Vale share acquisition or divestment program by the company itself; or (iii) to approve dividends or interest on the company’s capital stock, stock approve, stock derivatives, or share splits; and the publication of relevant public notices (editais) and/or other press releases; and
(c) during any other period designated by Company’s Executive Officer for Investor Relations, upon prior authorization by the Chairman of Vale’s Board of Directors, as requested by the Chief Executive Officer.
4. TRADING AUTHORIZATION
4.1. Affected Persons may trade securities issued by Vale, subject to the blackout periods cited in item 3.1 above, with the objective of long-term investment, provided that this policy recommends that such securities be held for a minimum period of 6 (six) months.
5. DISCLOSURE OF INFORMATION OF OFFICER’S BUSINESSES
5.1 The members of the Board of Directors, their Advisory Committees, the Executive Officers, and the members of the Fiscal Council of Vale, shall report, in writing, pursuant to article 11 of the CVM Instruction No. 358/02, to the Executive Officer for Investors Relations and, though him, to the CVM and to the stock markets where Vale’s securities are listed and traded:
(a) the number of securities issued by Vale or its controlled or controlling companies which are public, that they eventually hold, as well as the number held by their spouses, except if legally separated or separated in fact, unmarried partners, any dependents declared in an annual income tax return, and by companies directly or indirectly controlled by them;
(b) any change in the trading position referred to above.
5.2 The report provided for in item 5.1 above shall be made (i) on the first business day after its investiture; (ii) within the term of five (5) days after the closing of each trade, and shall contain, at least, the following information:
(a) name and personal qualification of the reporting person, indicating his registration number before the General Taxpayer’s Registry (CPF), if domiciled in Brazil;

(b) number, by kind and class, in case of shares, and other characteristics, in case of other securities, besides the identification of the issuer and the balance of the trading position held before and after the trade;
(c) form, price and date of the transactions;
5.3 The Executive Officer for Investors Relations, in turn, shall report to CVM and the stock markets the information obtained, individually and in the aggregate, as the case may be, within ten (10) days after the end of the month in which the changes in the trading position may be verified, or after the date of investiture in office.
5.4 The Affected Persons above, shall execute the respective Term of Acceptance (Termo de Adesão), pursuant to article 16 of the CVM Instruction No. 358/02, in accordance to the template contained in Exhibit 1 of this Trading Policy, that will be kept in file in Vale’s headquarters insofar its signatory maintains its bond with Vale, and, for five years, at least, after the discharge of his or her professional duty.
6. MISCELLANEOUS
6.1. Any uncertainties relating to that provided by this Trading Policy, or the application of any provisions hereof, shall be directly addressed to the Vale’s General Counsel, who shall provide appropriate clarification or guidance.
6.2. Any violation of this Trading Policy shall be considered a violation Vale’s Code of Ethical Conduct and shall be subject to the procedures and penalties established therein, subjecting the violator to punishments provided by law, in addition to being held responsible for damages caused to the Vale and third parties.
6.3. The unauthorized disclosure of material non-public information about Vale is detrimental to the Company and is strictly prohibited.
6.4. This Trading Policy has been approved by Vale’s Board of Directors, the only authorized corporate body which may approve any proposal to amend or revise it.

Securities Trading Policy
(GLOBAL)
TERM OF ACCEPTANCE
Hereby, Mr. [Name], [Qualification], resident and domiciled at [Address], in the City of [City], State of [State], [Country], registered before the General Taxpayer’s Registry (CPF) under No. [CPF], and bear of the ID No., issued by [Issuing Entity], hereafter referred to as the “Declaring Person”, as [Title] of [Entity], a company with its headquarters at [Address], in the City of [City], State of [State], registered before the General Taxpayer’s Registry (CNPJ) of the Ministry of Finance under No. [CNPJ], declares, subject to the penalty of Law, that has received a copy and has full knowledge of the contents of Vale’s Securities Trading Policy (the “Trading Policy”), binding himself, insofar maintaining its liason with Vale S.A. (“Vale”), and, until six (6) months after divestiture, to observe and guide its actions in accordance to the provisions contained in such Trading Policy, as well as CVM Instruction nº 358, dated 01/03/2002.
Declares, furthermore, having full knowledge that any eventual modification in his registration data, as well as, of the securities issued by Vale or its controlled or controlling entities publicly traded, or referred, shall be reported, in writing, and in observance to the terms provided for in the Trading Policy, to the Executive Officer for Investors Relations, without prejudice to the communication of the other competent bodies.
The Declaring Person signs this Term of Acceptance in three (3) originals of identical content, in the presence of the two (2) witnesses undersigned.
Rio de Janeiro, [Date]

[Name]
[Address]

Witnesses:

1.	2.
Name:	Name:
ID:	ID:

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: January 19, 2011	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations